Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended 12/30/2010	Year Ended 12/29/2011	Year Ended 12/27/2012	Year Ended 12/26/2013	Year Ended 1/1/2015	Fiscal Quarter Ended 6/30/2015
Pretax Income	$120.0	$52.0	$231.7	$264.6	$178.6	$87.5
Fixed Charges:
Interest Expense, net of capitalized interest	144.1	147.7	133.7	139.1	124.7	32.4
Interest Capitalized	—	0.1	0.2	0.2	0.2	—
Amortization of Debt Costs	6.9	4.0	3.6	4.5	4.8	1.2
One-third of Rent Expense	127.4	127.2	128.1	137.9	141.1	35.5
Total Fixed Charges	278.4	279.0	265.6	281.7	270.8	69.1
Earnings	398.4	331.0	497.3	546.3	449.4	156.6
Ratio of Earnings to Fixed Charges	1.4x	1.2x	1.9x	1.9x	1.7x	2.3x
Rent Expense	$382.3	$381.5	$384.4	$413.6	$423.4	$106.6